[redacted]

SE( 08031884 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 15305 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/07 (MM/DD/YY) AND ENDING 3/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section
MAY 20 2008
Washington, DC
111

10 Universal City Plaza 20th Floor
(No. and Street)

Universal City (City) California (State) 91608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie S. Bennett (818) 753-2353
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Lazarus
(Name – *if individual, state last, first, middle name*)

10801 National Blvd., Ste 350 (Address) Los Angeles (City) California (State) 90064 (Zip Code)

**CHECK ONE:**

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# JURAT

STATE OF California )

COUNTY OF Los Angeles ) ss.

Subscribed and sworn to (or affirmed) before me on this 28TH day of MAY (month), 2008 (year), by Jamie Bennett proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________
Notary Public

GAIL JOHNSON
COMMISSION 1578780
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires May 14, 2009
QRS-1

(Seal)

---

**Description of attached document**

Title or type of document: Oath or Affirmation

Number of pages: One

Document date: May 28, 2008

Signer(s) other than named above: None

# OATH OR AFFIRMATION

I, Jamie S. Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Securities Corporation, as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NONE

NONE

Signature

Jamie S. Bennett
Chief Financial Officer

Title

Notary Public see attached

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of ~~Changes in Financial Condition.~~ XXXXXXXXXXXXXXXXXX CASH FLOWS
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EMPIRE SECURITIES CORPORATION

## FINANCIAL STATEMENTS

## MARCH 31, 2008

Empire Securities Corporation

Table of Contents

**DAVID E. LAZARUS**
CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

Board of Directors
Empire Securities Corporation
Los Angeles, California

Gentlemen:

I have audited the accompanying statement of financial condition of Empire Securities Corporation as of March 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provided a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empire Securities Corporation at March 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David E. Lazarus
Certified Public Accountant

Los Angeles, California
May 9, 2008



10801 NATIONAL BOULEVARD, SUITE 350, LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 474-5108 · FAX: (310) 474-4155, E-MAIL: DELACPA@PRODIGY.NET

Empire Securities Corporation
Statement of Financial Condition
March 31, 2008

## ASSETS

| | | |
|---|---|---|
| Cash | | $ 64,870 |
| Cash - clearing deposit | | 10,754 |
| Marketable securities available for sale | | 11,598 |
| Commissions receivable | | 119,813 |
| Allowable assets | | 207,035 |
| | | |
| Commissions receivable | $ 10,755 | |
| Artwork | 32,410 | |
| Deposits | 4,185 | |
| Property and equipment, at cost<br>Less accumulated depreciation of $ 46,845 | 35,858 | |
| Federal income tax overpayment | 12,405 | |
| State income tax overpayment | 760 | |
| | | |
| Unallowable assets | | 96,373 |
| | | $ 303,408 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | | $ 16,576 |
| Commissions payable | | 103,817 |
| Accrued salaries | | 15,393 |
| Accrued pension plan contribution | | 13,494 |
| Income taxes payable – deferred | | 10,291 |
| Total liabilities | | 159,571 |
| | | |
| Shareholders' equity | | |
| Common stock | | |
| Class A, $.50 par value; authorized 50,000 shares;<br>no shares issued and outstanding | $ - | |
| Class B, $.50 par value; authorized 50,000 shares;<br>issued and outstanding 1,000 shares | 500 | |
| Additional paid in capital | 41,000 | |
| Retained earnings | 100,337 | |
| Other comprehensive income | 2,000 | |
| Total shareholders' equity | | 143,837 |
| | | |
| | | $ 303,408 |

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Income
For the Year Ended March 31, 2008

| | | |
|---|---|---|
| Revenue | | |
| Commissions – principal | | $( 1,929) |
| Commissions – listed | | 2,459 |
| Commissions – OTC | | 4,992 |
| Commissions – third market | | 12,611 |
| Commissions – mutual funds | | 693,559 |
| Commissions – 12B-1 trailings | | 156,189 |
| Commissions – variable annuities | | 359,046 |
| Commissions – direct participation programs | | 2,845,841 |
| Investment advisory fees | | 268,542 |
| Conference income | | 97,500 |
| Interest | | 10,946 |
| Miscellaneous income | | 47,141 |
| Total revenue | | 4,496,897 |
| Cost of revenues | | |
| Commission | $ 3,152,172 | |
| Clearing expenses | 12,562 | |
| Total cost of revenues | | 3,164,734 |
| Net revenues retained | | 1,332,163 |
| | | |
| General and Administrative expenses | | |
| Officer's salaries | 532,695 | |
| Travel and entertainment | 86,173 | |
| Administrative services | 180,042 | |
| Pension plan contribution | 13,482 | |
| Rent and occupancy expenses | 138,669 | |
| Automobile expenses | 49,417 | |
| Seminar expenses | 77,079 | |
| Office expenses | 33,133 | |
| NASD membership assessments and fees | ( 13,915) | |
| Payroll taxes | 24,412 | |
| Professional fees and services | 92,656 | |
| Depreciation | 14,913 | |
| Taxes - miscellaneous | 9,303 | |
| Office salaries | 59,919 | |
| Postage and overnight mail | 20,130 | |
| Insurance | 12,308 | |
| Telephone and communications | 11,033 | |
| Other general and administrative expenses | 44,877 | |
| Total cost and expense | | 1,386,326 |
| (Loss) before provision for refundable income taxes | | ( 54,163) |
| Provision for refundable incomes taxes | | ( 13,022) |
| | | |
| Net (loss) | | $( 41,141) |

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2008

| | Class A Common Stock $.50 Par Value; 50,000 Authorized; Shares Issued and Outstanding | Class A Common Stock $.50 Par Value; 50,000 Authorized Amount | Class B Common Stock $.50 Par Value; 50,000 Authorized; Shares Issued and Outstanding | Class B Common Stock $.50 Par Value; 50,000 Authorized Amount | Additional Paid In Capital | Retained Earnings | Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|---|---|
| Balance – April 1, 2007 | - | $ - | 1,000 | $ 500 | $ 41,000 | $ 141,478 | $ 723 | $ 183,701 |
| Net (loss) for year | | | | | | ( 41,141) | | ( 41,141) |
| Fair market value adjustment to Marketable securities Net of income taxes Of $ 1,498 | | | | | | | 1,277 | 1,277 |
| Total comprehensive Income (loss) | | | | | | | | ( 39.864) |
| Balance-March 31, 2008 | - | $ - | 1,000 | $ 500 | $ 41,000 | $ 100,337 | $ 2,000 | $ 143,837 |

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Empire Securities Corporation
Statement of Cash Flows
For the Year Ended March 31, 2008

| | | |
|---|---|---|
| Cash flow from operating activities: | | |
| Net income | | $ (41,141) |
| Adjustments | | |
| Depreciation | | 14,913 |
| Decrease in commissions receivable | | 17,939 |
| Decrease in federal income tax overpayment | | 3,714 |
| Decrease in state income tax overpayment | | 5,091 |
| (Increase) in deposits | | ( 1,448) |
| (Decrease) in accounts payable and accrued expenses | | ( 27,861) |
| (Decrease) in commission payable | | ( 28,371) |
| (Decrease) in accrued salaries | | ( 47,500) |
| (Decrease) in pension contribution payable | | ( 36,518) |
| (Decrease) in income taxes payable – deferred | | ( 4,457) |
| Net cash flow from operating activities | | ( 145,639) |
| Cash flow from investing activities | | |
| Acquisition of property and equipment | $( 15,233) | |
| Net cash flow from investing activities | | ( 15,233) |
| Cash flow from financing activities: | | |
| None | - | |
| Net cash flow from financing activities | | - |
| (Decrease) in cash and equivalents | | ( 160,872) |
| Cash and equivalents – April 1, 2007 | | 236,496 |
| Cash and equivalents - March 31, 2008 | | $ 75,624 |
| Interest paid during year | | - |
| Income taxes paid during year | | $ - |

The accompanying notes and independent auditor's report are an integral part of these financial statements.

Note 1. Significant Accounting Policies

A. The Company is a registered broker/dealer selling investments in mutual funds, stocks, bonds, direct placement securities and insurance products. In connection with the sale of stocks and bonds, the Company uses another securities dealer as a clearinghouse for these transactions. For these services, the Company receives commissions from the mutual fund distributor, the direct placement promoter, and insurance carrier.

B. Property and equipment is stated at cost. Depreciation is provided for on a straight-line basis at rates determined by the estimated useful lives of the respective assets. Expenditures for major renewals and betterments that extend the useful lives of office furniture and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system and double declining method.

C. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the difference of depreciation for financial and income tax reporting. The deferred tax liabilities represent the future tax return consequences of this difference, which will be taxable when the assets are recovered.

D. For purposes of the Statement of Cash Flows, the Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalent.

E. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Net Capital Requirement

The Company, as a registered broker/dealer, is required to maintain a minimum net capital, as defined by rule 15c3-1 of the Securities and Exchange Act of 1934. As of March 31, 2008, the computed net capital and the required net capital, computed under rule 15c3-1, were $ 45,723 and $ 10,638, respectively.

## Note 3. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of commissions' receivable. Concentrations of credit risk with respect to commissions' receivable are limited due to the credit worthiness of the payors, which consist of various mutual funds, insurance carriers and brokerage houses. Accordingly, at March 31, 2008, the Company had no significant concentrations of credit risk.

## Note 4. Property and Equipment

Property and equipment consists of the following classifications:

| | |
|---|---|
| Office furniture and equipment | $ 9,294 |
| Computer equipment and software | 17,003 |
| Transportation equipment | 56,406 |
| | 82,703 |
| Less accumulated depreciation | 46,845 |
| | $ 35,858 |

## Note 5. Income Taxes

The Company's provision for income taxes does not bear the normal relationship to pre-tax income. This variance is due to the fact that fifty (50%) percent of the entertainment and business meal expenses incurred by the Company are nondeductible for Federal and California income tax purposes.

Income tax expense at March 31, 2008, consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal Income Taxes – Current | $( 9,365) | $( 4,530) | $(13,895) |
| State Income Taxes – Current | 800 | 73 | 873 |
| Total Income Tax Expense | $( 8,565) | $( 4,457) | $(13,022) |

Note 6. Leases

The Company leases its Los Angeles office space on a month to month basis. This lease agreement requires monthly payments of $4,200 plus additional charges for telephone, internet services and parking.

The Company leases office space in San Juan Capistrano, California under a non-cancellable lease that expires in September 2009. This lease calls for month rental payments of approximately $4,700.

In addition, the Company entered into a lease agreement for office space with one of its shareholders. This lease is on a month-to-month basis, with no termination date.

In addition to office space leases, the Company leases two vehicles for its shareholders. These vehicle leases expire through October 2009 and require monthly rental payments of approximately $2,300.

Future lease payments for office space and vehicles are $78,298 in 2009 and $37,251 in 2010.

During the fiscal year ended March 31, 2008, the Company incurred rent expense under these leases of $174,529.

Note 7. Marketable Securities Available for Sale

The Company had acquired 300 warrants to acquire shares in NASDAQ. These warrants are exercisable into 300 shares of NASDAQ stock at a price ranging from $13 to $16 per share. During fiscal year ended March 31, 2007, the Company had exercised these warrants. During the fiscal year ended March 31, 2008, these shares were exchanged for new shares issued by FINRA. The following table presents costs, fair market value and unrealized gains.

| | |
|---|---|
| Fair Market Value at March 31, 2008 | $ 11,598 |
| Cost Basis | 8,100 |
| Unrealized Gains | $ 3,498 |

## Note 8. Pension Plan

The Company adopted a non-contributory-defined benefit plan effective April 1, 2004. The plan provides for defined benefits based on years of service and final average compensation. The Company used a March 31 measurement date for the plan.

The following table provides further information about this plan:

| | | |
|---|---|---|
| a. | Projected benefit obligation | $143,050 |
| b. | Fair value of Plan Assets (cash) | 226,547 |
| c. | Funded status of the Plan | 123,411 |
| d. | Employer contribution | 13,482 |
| e. | Accumulated benefit obligation | 138,850 |
| f. | Current and future benefits to be paid within the next ten years | None |
| g. | Weighted Average Discount Rate | 6% |
| h. | Average percentage increase in compensation | 0% |
| i. | Minimum funding requirement for the next fiscal year | 13,482 |
| j. | Net periodic pension costs | 24,768 |

## Note 9. Related Party Transactions

The following transactions occurred between the Company and a principal shareholder:

1. During the fiscal year ended March 31, 2008, the Company paid commissions of approximately $16,000 to a salesperson related to a principal shareholder.
2. During the fiscal year ended March 31, 2008, the Company paid rent of approximately $36,000 to a principal shareholder.
3. During the fiscal year ended March 31, 2008, the Company paid an administrative fee of approximately $180,000 to a principal shareholder.
4. During the fiscal year ended March 31, 2008, the Company leased transportation equipment having a fair market value of approximately $90,000 for use by the shareholders. Lease payments on this equipment amounted to approximately $36,000 for the fiscal year ended March 31, 2008.

Empire Securities Corporation
Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2008

| | |
|---|---|
| Total Shareholder's equity from Statement of Financial Condition | $ 143,837 |
| Less: Non-allowable assets | ( 96,373) |
| Haircut on marketable securities computed at 15% | ( 1,740) |
| Net capital | $ 45,724 |

Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Net capital from above | $ 45,724 |
| Excess net capital | $ 40,724 |

Computation of Ratio of Aggregate Indebtedness

| | |
|---|---|
| Total liabilities | $ 159,571 |
| Net capital from above | 3.50 to 1 |

The computation of net capital as reported in the Unaudited Part II A filing does not agree with the audited net capital as reported in the reconciliation of net capital.

Empire Securities Corporation
Reconciliation of Net Capital
March 31, 2008

| | |
|---|---|
| Net capital as reported in unaudited Focus Report Part II A | $ 57,133 |
| Adjustments related to: | |
| Minor adjustments for additional income (expenses) | 422 |
| Increase in commission income receivable net of Increase in disallowed commissions | 29,900 |
| (Increase) in commission expense | ( 22,019) |
| (Increase) in accrued pension plan contribution | ( 13,782) |
| (Increase) accounts payable and accrued expenses | ( 8,768) |
| Decrease in income taxes payable – current | |
| Decrease in income taxes payable – deferred | 2,837 |
| Net capital as reported in audited financial statements | $ 45,723 |

Audited Computation of Net Capital Requirement

| | |
|---|---|
| Statutory net capital required | $ 5,000 |
| 6 2/3% of aggregate indebtedness | $ 10,638 |
| Net capital requirement – greater of statutory net Capital or percentage of aggregate indebtedness | $ 10,638 |
| Net capital from above | $ 45,723 |
| Excess net capital | $ 35,085 |

Audited Computation of Ratio of Aggregate Indebtedness

| | |
|---|---|
| Total liabilities | $ 159,571 |
| Ratio of aggregate indebtedness to net capital | 3.50 to 1 |

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons above. Though these differences are material, the audited net capital is still well in excess of the minimum net capital required.

**DAVID E. LAZARUS**
CERTIFIED PUBLIC ACCOUNTANT

# Independent Auditor's Report on Internal Control Structure

Board of Directors
Empire Securities Corporation
Universal City, California

In planning and performing my audit of the financial statements of Empire Securities Corporation for the year ended March 31, 2008, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the firm that I considered relevant to the objectives stated in rule 17a-5(g)(1)(i) in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provision of Rule 15c3-3. Because the firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of the difference required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


10801 NATIONAL BOULEVARD, SUITE 350, LOS ANGELES, CALIFORNIA 90064
TELEPHONE (310) 474-5108 · FAX: (310) 474-4155, E-MAIL: DELACPA@PRODIGY.NET

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected. In addition, projection of any evaluation of them in future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at March 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

David E. Lazarus
Certified Public Accountant

Empire Securities Corporation
Possession and Control Requirements of Customer Funds and
Related Computational Reserve Report
March 31, 2008

Empire Securities Corporation, as a registered broker/dealer, is subject to quarterly filings of Part IIA of Form X-17A-5 (the Focus Report). The Company does not handle securities as all transactions are on a fully disclosed basis. As such, the Company claims exemption from the possession or control requirements under rule 15c-3-3. The Company claims its exemption from Rule 15c3-3 provision pursuant to Sections (k)(2)(ii) of that rule in that all transactions are handled and all monies and securities, if received directly, are promptly transmitted to the clearing broker.

A reconciliation of this computation is not necessary because of the Company's claimed exemption.



END